Exhibit 1.01

Conflict Minerals Report
Bioventus Inc. - For Year Ending December 31, 2024
This is the Conflict Minerals Report (“Report”) of Bioventus Inc. (herein referred to as “Bioventus,” the “Company,” “we,” “us,” or “our”). The information includes the activities of our consolidated subsidiaries, including Bioventus LLC. This Report is for calendar year 2024 and was prepared by Bioventus management. It is submitted in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.
Forward-Looking Statements
We have made statements, based on our current expectations, in this Report that may constitute forward-looking statements, and which involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our plans to take additional actions or to implement additional policies or procedures with respect to our reasonable country of origin inquiry (“RCOI”), and due diligence to determine the origin of Conflict Minerals included in our products. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, and their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities) or that these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the U.S. Securities and Exchange Commission, including the factors described under the section titled “Risk Factors” in the Company’s most recently filed Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise. Website addresses are included in this report for reference only. Any information contained in such websites are not incorporated by reference into this conflict minerals report and the Form SD nor deemed filed with the SEC.
Company Overview
Bioventus is a global medical device company focused on helping patients recover and live life to the fullest by relieving pain and addressing musculoskeletal challenges through a diverse portfolio of high-quality, innovative, and clinically-proven solutions.
Introduction
For the 2024 calendar year, Bioventus determined that tin, tungsten, tantalum, and/or gold (3TGs) were necessary to the functionality or production of products that were manufactured or contracted to be manufactured. Therefore, Bioventus conducted a reasonable country of origin inquiry in good faith to determine whether any of the 3TGs in its products originated from Conflict-Affected and High-Risk Areas (CAHRAs), such as the Democratic Republic of the Congo (DRC) or an adjoining country (collectively referred to as the “Covered Countries”).
Based on the country of origin data, Bioventus believes its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (from here on referred to “Section 1502 of the Dodd-Frank Act” or the “Rule”), due diligence was performed on the source and chain of custody of the 3TGs in question to determine whether its products are “conflict free or responsibly sourced.” The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (the “OECD Guidance”).

Bioventus is committed to complying with the requirements of the Rule and upholding responsible sourcing practices.
Description of Products
Some of Bioventus’s products fall in scope of the Rule, as they contain (or may contain) one or more of the 3TGs. Bioventus has a diverse portfolio of products to support physicians in relieving pain and addressing musculoskeletal challenges across indications and clinical areas, including knee, hand and upper extremities, foot and ankle, podiatry, trauma, general surgery, spine and neurosurgery. The Company’s portfolio of products helps patients across care settings, such as a physician’s office or clinic, ambulatory surgical centers, or in the hospital setting, and is grouped based on clinical use: (i) Pain Treatments, (ii) Surgical Solutions and (iii) Restorative Therapies.
Reasonable Country of Origin Inquiry
To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, Bioventus retained Assent Inc. (“Assent”), a third-party service provider, to assist us in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager.
To trace materials, and demonstrate transparency procured by the supply chain, Bioventus utilized the Conflict Minerals Reporting Template (“CMRT”) Version 6.4 or higher to conduct a survey of all in-scope suppliers.
During the supplier survey, the Company contacted suppliers via the Assent Compliance Manager, a software-as-a-service (“SaaS”) platform provided by Assent that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management.
Via the Assent Compliance Manager and Assent team, the Company requested that all suppliers complete a CMRT. Assent monitored and tracked all communications in the Assent Compliance Manager for future reporting and transparency. Bioventus directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.
The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.
All submitted declaration forms are accepted so that data is retained, but they are classified as valid or invalid based on a set criteria of validation errors. Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, Bioventus tracks program gaps to account for future improvement opportunities.
Through reasonable due diligence practices, Bioventus was able to take advantage of a broader set of country-of-origin data to complement efforts in establishing transparency in the supply chain. Based on the findings, Bioventus was able to determine all the possible countries minerals (such as 3TGs) used in its product originated from. As such, Bioventus can perform further due diligence on the source and chain of custody of the minerals in question.
Due Diligence
Design of Due Diligence
Bioventus designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.
Due Diligence Performed
1)Establish Strong Company Management Systems
The Company uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company may undertake with suppliers and/or respective stakeholders in regard to conflict minerals.
Control Systems
The Company expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to Bioventus are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. The Company expects direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.
Bioventus’s Code of Compliance and Ethics applies to all direct suppliers and outlines certain expected behaviors and practices. This Code of Compliance and Ethics is based on industry and internationally accepted principles such as the United Nations Guiding Principles on Business and Human Rights. The Code of Compliance and Ethics is provided to all direct suppliers. If a supplier does not meet the Company’s requirements, the relationship with this supplier will be evaluated. The Code of Compliance and Ethics is reviewed annually to ensure it continues to align with industry best practices.
Grievance Mechanisms
The Company has multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Bioventus’s policies. This includes, but is not limited to our ethics hotline that is part of our Code of Compliance and Ethics located in the Corporate Governance section of our website at https://ir.bioventus.com/corporate-governance/governance-overview.
Violations or grievances at the industry level can be reported to the RMI directly as well. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/
Maintain Records
The Company has adopted a policy to retain relevant documentation for a period of five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented. The Company stores all of the information and findings from this process in a database that can be audited by internal or external parties.
2)Identifying & Assessing Risk in the Supply Chain
Supplier Risk Evaluation
Risks associated with tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which the Assent Compliance Manager identifies automatically based on established criteria. These risks are addressed by Assent staff and members of the Company’s procurement team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, Bioventus is unable to determine if all of the specified smelters/refiners were used for 3TGs in the products supplied to the Company.
Assent’s supplier risk assessment (flagging suppliers’ risk as high, medium, low) identifies problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple conflict minerals factors.
Smelter/Refiners Risk Evaluation
Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent’s Smelter validation program compared listed facilities into the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2024 calendar year.
Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (RMAP). Bioventus does not have a direct relationship with smelters/refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals
Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:
•Geographic proximity to Conflict-Affected and High-Risk Areas;
•Known mineral source country of origin;
•RMAP audit status;
•Credible evidence of unethical or conflict sourcing;
•Peer assessments conducted by credible third-party sources; and
•Sanctions risks.
Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through Assent, suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing suppliers to take their own independent risk mitigation actions. Examples include the submission of a product-specific CMRT to better identify the connection to products that they supply to Bioventus. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters of concern from the supply chain.
In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.
Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.
3)Design & Implement A Strategy to Respond to Risks
Together with Assent, Bioventus is developing processes to assess and respond to the risks identified in the supply chain. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible.
4)Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Bioventus does not have a direct relationship with any 3TG smelters/refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters/refiners (industry recognized audit/assessment programs). As an example, RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.
Assent directly engages smelters/refiners that are not currently enrolled in an industry recognized audit/assessment program to encourage their participation and for those smelters/refiners already conformant to the corresponding program’s standards. Bioventus is a signatory of these communications in accordance with the requirements of downstream companies detailed in the OECD Guidance.
5)Report Annually on Supply Chain Due Diligence
This Report is available on the Investor Relations section of the Company’s website at https://ir.bioventus.com/. Information found on or accessed through this website is not considered part of this Report and is not incorporated by reference herein.
Due Diligence Results
Supply Chain Outreach
Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten, and gold. Following the industry standard process, CMRTs are sent to and requested from tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified.
Upstream Data Transparency
As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners have the practice to list all smelters/refiners they may purchase from within the reporting period.
Although the potential for over-reporting is understood, Bioventus has taken measures to validate all smelter/refiner data against validated audit programs and databases intended to verify the material types and mine sources of origin. From the gathered responses, 38 smelters that potentially posed a risk due to the presence of some red flag indicators were identified.
Suppliers that identified these specific smelters of concern on their CMRT were contacted in accordance with the OECD Guidance, as stipulated in the previous sections.
Country of Origin
Appendix A includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country-of-origin data obtained via Assent’s supply chain database (or other RCOI data, in the scenario Bioventus decides to use alternative data sources). As mentioned in the above section, it is understood that overreporting might occur which could result in Appendix A having more countries than those strictly relevant to the Company’s products.
Steps to Be Taken to Mitigate Risk
Bioventus has taken, or intends to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in the Company’s products could originate from Conflict-Affected and High-Risk Areas:

•Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
◦Using a comprehensive smelter and refiner library with detailed status and notes for each entity.
◦Scanning for verifiable media sources on each smelter and refiner to flag risk issues.
◦Comparing the list of smelters/refiners against government watch and denied parties lists.
•Engage with suppliers more closely and provide more information and training resources regarding responsible sourcing of 3TGs.
•Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
•Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.
•Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.
Appendix A: Countries of Origin

Albania	Ecuador	Kyrgyzstan	Saudi Arabia
Andorra	Egypt	Liberia	Senegal
Angola	El Salvador	Liechtenstein	Serbia
Argentina	Eritrea	Lithuania	Sierra Leone
Armenia	Estonia	Luxembourg	Singapore
Australia	Ethiopia	Madagascar	Slovakia
Austria	Fiji	Malaysia	Solomon Islands
Azerbaijan	Finland	Mali	South Africa
Belarus	France	Mauritania	South Sudan
Belgium	Georgia	Mexico	Spain
Benin	Germany	Mongolia	Sudan
Bermuda	Ghana	Morocco	Suriname
Bolivia (Plurinational State of)	Guam	Mozambique	Sweden
Botswana	Guatemala	Myanmar	Switzerland
Brazil	Guinea	Namibia	Taiwan
Bulgaria	Guyana	Netherlands	Tajikistan
Burkina Faso	Honduras	New Zealand	Tanzania
Burundi	Hong Kong	Nicaragua	Thailand
Cambodia	Hungary	Niger	Togo
Canada	India	Nigeria	Turkey
Central African Republic	Indonesia	Norway	Uganda
Chile	Ireland	Oman	United Arab Emirates
China	Israel	Panama	United Kingdom
Colombia	Italy	Papua New Guinea	United States of America
Congo	Ivory Coast	Peru	Uruguay
Cyprus	Japan	Philippines	Uzbekistan
Democratic Republic of the Congo	Jersey	Poland	Vietnam
Djibouti	Kazakhstan	Portugal	Zambia
Dominica	Kenya	Russian Federation
Dominican Republic	Korea	Rwanda